UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K/A

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of November 2017

Commission File Number: 000-53445

KB Financial Group Inc.

(Translation of registrant’s name into English)

84, Namdaemoon-ro, Jung-gu, Seoul 04534, Korea

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒             Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

EXPLANATORY NOTE

This Report of Foreign Private Issuer on Form 6-K/A (this “Amended Report”) is furnished to amend the Report of Foreign Private Issuer furnished to the Securities and Exchange Commission on October 26, 2017 under the title “Convocation of Extraordinary General Meeting of Shareholders” (the “Original Report”) solely to correct a date appearing therein. This Amended Report amends the Original Report to change the expiration date of the term of office for Mr. Yin Hur, our nominee for non-standing director, from the date of the 11th annual general meeting of shareholders, which is expected to be held in March 2019, to the date of the 12th annual general meeting of shareholders, which is expected to be held in March 2020, under “Other Details for Consideration by Investors” of the Original Report. No other change to the Original Report is made by this Amended Report.

The entirety of the Original Report, as amended by this Amended Report, is set forth below.

Convocation of Extraordinary General Meeting of Shareholders

On September 29, 2017, the board of directors of KB Financial Group Inc. (“KB Financial Group”) resolved to convene an extraordinary general meeting of shareholders as follows:

•	Date and Time: November 20, 2017, 10:00 A.M. local time

•	Venue: Fourth Floor Auditorium, Kookmin Bank, 26, Gukjegeumyung-ro 8-gil, Yeongdeungpo-gu, Seoul, Korea

•	Agenda:

1)	Appointment of an executive director

2)	Appointment of a non-standing director

3)	Appointment of a non-executive director (proposed by the Labor Union of Kookmin Bank and others)

4)	Amendment of the Articles of Incorporation (proposed by the Labor Union of Kookmin Bank and others)

•	Other Details for Consideration by Investors:

-	On September 21, 2017, the board of directors of KB Financial Group received a shareholders’ proposal from the Labor Union of Kookmin Bank, a chapter of the Korean Financial Industry Union, and others. After a review of applicable laws and discussions among members of the board of directors, the above items 3) and 4) were added as agenda items for the extraordinary general meeting of shareholders scheduled to be held on November 20, 2017.

-	In the below details of the nominee for non-standing director, the term of office of Mr. Yin Hur will expire on the date of the 12th annual general meeting of shareholders, which is expected to be held in March 2020.

-	Shareholders may exercise their voting rights without attending the meeting in person by submitting their voting cards by mail.

Nominee for Executive Director

Name	Date of Birth	Term of Office	New Appointment	Career (including current position)
Jong Kyoo Yoon	October 1955	3 years	No

•    Chairman & CEO, KB Financial Group (2014~Present)

•    President & CEO, Kookmin Bank (2014~Present)

•    Deputy President, Chief Financial Officer (2010~2013) and Chief Risk Officer (2010~2011), KB Financial Group

•    Senior Advisor, Kim & Chang (2005~2010)

•    Senior Executive Vice President and Head of Retail Banking Group, Kookmin Bank (2004)

•    Senior Executive Vice President, Chief Financial Officer and Chief Strategy Officer, Kookmin Bank (2002~2004)

•    Senior Partner, Samil Accounting Corporation

•    Ph.D. in Business Administration, Sungkyunkwan University

Nominee for Non-standing Director
Name	Date of Birth	Term of Office	New Appointment	Career (including current position)
Yin Hur	December 1961	2 years	Yes

•    Senior Executive Vice President, Sales Group, Kookmin Bank (2016~Present)

•    Senior Managing Director, Strategy & Finance Planning Group (2015)

•    Managing Director, Credit Analysis Division, Kookmin Bank (2013~2014)

•    General Manager, Samsung Town Corporate Banking Branch, Kookmin Bank (2012~2013)

•    General Manager, Shinrim Nambu Branch, Kookmin Bank (2008~2011)

•    General Manager, Dongbu Corporate Banking Branch, Kookmin Bank (2005~2008)

•    M.A. in Law, Graduate School of Seoul National University

Nominee for Non-executive Director

Name	Date of Birth	Term of Office	New Appointment	Career (including current position)	Name of Other Entities of Which the Nominee Serves as a Director
Seung Soo Ha	December 1968	2 years	Yes

•    Co-head, Solidarity for Proportional Democracy (Current)

•    Steering Committee Member, the Center for Freedom of Information and Transparent Society (Current)

•    Associate professor, Jeju National University Law School

•    Head, the Center for Freedom of Information and Transparent Society

•    Lawyer, Certified Public Accountant

•    B.A. in Business Administration, Seoul National University

Director, Pressian Cooperative

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

KB Financial Group Inc.
(Registrant)

Date: November 10, 2017	By: /s/ Jae Keun Lee
(Signature)

	Name:	Jae Keun Lee

	Title:	Managing Director and Chief Financial Officer